

May 25, 2016

Robert G. Phillips
President and Chief Executive Officer
Crestwood Equity Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Equity Partners LP and Crestwood Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-34664 and 001-35377**

Dear Mr. Phillips:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gillian A. Hobson, Esq.
Vinson & Elkins LLP